

September 2, 2020

Brian Newman
Senior Vice President, Chief Financial Officer and Treasurer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

      Re: United Parcel Service, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 20, 2020
           File No. 001-15451

Dear Mr. Newman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Energy & Transportation